                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                         VMS NATIONAL PROPERTIES VENTURE
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
--------------------------------------------------------------------------------
                 Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000




                            Calculation of Filing Fee

Transaction valuation*                                     Amount of filing fee
$117,968.56                                                $23.60

* For purposes of calculating the fee only. This amount assumes the purchase of 294.64 units of limited partnership interest of the VMS National Residential Portfolio I for $289.00 per unit and 113.95 units of limited partnership interests of VMS National Residential Portfolio II for $288.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                      Filing Party:
                          ---------------                     ------------------


Form or Registration No.:                       Date Filed:
                          ---------------                   --------------------

                          ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                             (a)     [ ]
                                                             (b)     [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           12.49 (VMS National Residential Portfolio II)

         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER
                           18.49 (VMS National Residential Portfolio II)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           18.49 (VMS National Residential Portfolio II)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                     [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 7.09%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                             (a)     [ ]
                                                             (b)     [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           18.49 (VMS National Residential Portfolio II)

         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER
                           18.49 (VMS National Residential Portfolio II)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           18.49 (VMS National Residential Portfolio II)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                     [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 7.09%

14.      TYPE OF REPORTING PERSON

                    CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                             (a)     [ ]
                                                             (b)     [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           18.49 (VMS National Residential Portfolio II)

         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER
                           18.49 (VMS National Residential Portfolio II)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           18.49 (VMS National Residential Portfolio II)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 7.09%

14.      TYPE OF REPORTING PERSON

                     CO

             TENDER OFFER STATEMENT/AMENDMENT NO. 1 TO SCHEDULE 13D

                  This Statement (the "Statement") constitutes (a) the Tender Offer Statement on Schedule TO the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to offers to purchase units of limited partnership interest ("Units") of VMS National Residential Portfolio I ("Portfolio I") and VMS National Residential Portfolio II ("Portfolio II") (both participants in VMS National Properties Joint Ventures) (collectively the "Partnership"); and (b) Amendment No. 1 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 8, 1999, by AIMCO OP, AIMCO GP, Inc. ("AIMCO - GP") and Apartment Investment and Management Company ("AIMCO").

                       -----------------------------------

                  The information in the "Offers to Purchase" of AIMCO Properties, L.P., dated May 15, 2000 (the "Offer"), Exhibit (a)(1) hereto, are incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth and (a) 4 below:

Item 3.  Identity and Background of Filing Person.

                  (a) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 1 to the Schedule 13D, by AIMCO- GP, Inc., a Delaware corporation, AIMCO Properties, L.P., a Delaware limited partnership, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investments and Management Company, a Maryland corporation] (collectively, the "Reporting Persons"). The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices and telephone number of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222; (303) 757-8101.

                  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

                  Except as described in the Offer, none of the events set forth in Item 1005(b) of Regulation S-K has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

                  Except as set forth in the Offer, none of the events set forth in Item 1006 (c) of Regulations S-K is planned, proposed or being negotiated.

Item 7.  Source and Amount of Funds or Other Consideration.

                  Except as set forth in the Offer, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

Item 8.  Interest in Securities of the Subject Company.

         (a) AIMCO-GP directly owns 22.75 Units Portfolio I and 18.49 Units of Portfolio II, which represents 3.65% and 7.09% of the outstanding Units of Portfolio I and Portfolio II, respectively, based on 611.25 and 255.42 Units, respectively, outstanding on December 31, 1999.

         AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

         Accordingly, for purposes of this Statement: (i) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 22.75 Units of Portfolio I and 18.49 Units of Portfolio II directly owned by it; (ii) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 22.75 Units of Portfolio I and 18.49 Units of Portfolio II owned by AIMCO OP; and (iii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 22.75 Units of Portfolio I and 18.49 Units of Portfolio II directly owned by AIMCO OP.

Item 10.  Financial Statements.

         The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report, are incorporated herein by reference. Such report may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12.  Exhibits.

            (a)(1) Offer to Purchase, dated May 15, 2000 (VMS National Residential Portfolio I).

            (a)(2)(i) Letter of Transmittal and related Instructions (VMS National Residential Portfolio I).(Annex II to Exhibit
                        (a)(1).)

            (a)(2)(ii) Acknowledgment and Agreement (VMS National Residential Portfolio I).

            (a)(3) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio I.

            (a)(4) Offer to Purchase, dated May 15, 2000 (VMS National Residential Portfolio II).

            (a)(5)(i) Letter of Transmittal and related Instructions (VMS National Residential Portfolio II). (Annex II to Exhibit (a)(4).

            (a)(5)(ii) Acknowledgment and Agreement (VMS National Residential Portfolio II).

            (a)(6) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio II.

            (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

            (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

            (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)

            (d)         Not applicable.

            (g)         Not applicable.

            (h)         Not applicable.

            (z)(1) Agreement of Joint Filing, dated May 15, 2000, among AIMCO, AIMCO-GP, and AIMCO OP.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date May 15, 2000

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                               (General Partner)

                                        By: /s/Patrick J. Foye
                                           ----------------------------
                                               Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/Patrick J. Foye
                                           ----------------------------
                                               Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/Patrick J. Foye
                                           ----------------------------
                                               Executive Vice President

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date May 15, 2000

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                               (General Partner)

                                        By: /s/Patrick J. Foye
                                           ----------------------------
                                               Executive Vice President

                            AIMCO PROPERTIES, L.P.

                            By: AIMCO-GP, INC.
                                   (General Partner)

                            By: /s/Patrick J. Foye
                               ----------------------------------------
                                   Executive Vice President

                            AIMCO-GP, INC.

                            By: /s/Patrick J. Foye
                               ----------------------------------------
                                   Executive Vice President

                            APARTMENT INVESTMENT
                            AND MANAGEMENT COMPANY

                            By: /s/Patrick J. Foye
                               ----------------------------------------
                                   Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

            (a)(1)      Offer to Purchase, dated , 2000 (VMS National
                        Residential Portfolio I).

            (a)(2)(i)   Letter of Transmittal and related Instructions (VMS
                        National Residential Portfolio I).(Annex II to Exhibit
                        (a)(1).)

            (a)(2)(ii)  Acknowledgment and Agreement (VMS National Residential
                        Portfolio I).

            (a)(3) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio I.

            (a)(4)      Offer to Purchase, dated May 15, 2000 (VMS National
                        Residential Portfolio II).

            (a)(5)(i)   Letter of Transmittal and related Instructions (VMS
                        National Residential Portfolio II)(Annex II to
                        Exhibit (a)(4)).

            (a)(5)(ii)  Acknowledgment and Agreement (VMS National Residential
                        Portfolio II).

            (a)(6) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio II.

            (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties,
                        L.P., Bank of America, Bank Boston, N.A., and First
                        Union National Bank. (Exhibit 10.1 to AIMCO's Current
                        Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

            (b)(2)      Amended and Restated Credit Agreement, dated as of March
                        15, 2000, among AIMCO Properties, L.P., Bank of America,
                        Bank Boston, N.A., and First Union National Bank.
                        (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

            (b)(3)      First Amendment to $345,000,000 Amended and Restated
                        Credit Agreement, dated as of April 14, 2000, among
                        AIMCO Properties, L.P., Bank of America, as
                        Administrative Agent, and U.S. Bank National
                        Association, as Lender. (Exhibit 10.4 to AIMCO's Current
                        Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)

            (d)         Not applicable.

            (g)         Not applicable.

            (h)         Not applicable.

            (z)(1)      Agreement of Joint Filing, dated May 15, 2000, among
                        AIMCO, AIMCO-GP, and AIMCO OP.

Item 13.  Information Required by Schedule 13E-3.

                  Not applicable.